February 11, 2010



Tia Jenkins, Senior Assistant Chief Accountant
Securities and Exchange Commission
Office of Beverages, Apparel and Health Care Services
100 F Street, N.E., Mail Stop 3561
Washington, DC 20549

Subject:  Blue  Moon  Investments,
	  Form 10-K for Fiscal Year Ended September 30,2009
          Filed January 14, 2010, File No. 000-29021

Dear Ms. Jenkins:

We have received your letter of comments dated January 26, 2010. This letter and attachments constitutes our response. To facilitate your review, we have included the comments from your comment letter in bold text below, and added our response directly beneath each.

Section 302 Certification
Section 302 certification does not comply with the language required by Item 601(31) of Regulation S-K as follows:

COMMENT: THE HEAD NOTE TO PARAGRAPH  4 DOES NOT INCLUDE A REFERENCE TO INTERNAL
	 CONTROL OVER FINANCIAL REPORTING AS REQUIRED (AS DEFINED IN EXCHANGE ACT RULES 13A-15(F) AND 15-D(F)) AS REQUIRED BY ITEM 601(31)) OF REGULATION S-K.

      Response: Paragraph 4 head note has been removed and replaced with the following text:

      4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

COMMENT: REFERENCES TO "SMALL BUSINESS ISSUER" SHOULD BE REPLACED WITH "THE REGISTRANT" IN ACCORDANCE WITH ITEM 601(31)) OF REGULATION S-K.

      Response: The reference to "small business issuer" has been replaced with "the registrant" in paragraphs 3, 4(a), 4(c), 4(d), 5, 5(a) and 5(b).

COMMENT: REFERENCE SHOULD BE MADE TO YOUR "REPORT" RATHER THAN YOUR "ANNUAL REPORT" EXCEPT IN PARAGRAPHS ONE AND 4(D).

      Response: The reference to "annual report" was removed from paragraphs 2 and 3.

We would be happy to answer any further questions or provide additional information as required. I can be reached at 250-868-8445.

Sincerely,


/s/ David Ward
David Ward
President, Chief Executive Officer, Chief Financial Officer and Director